Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 5, 2007

(Supplementing Preliminary Prospectus Dated January 25, 2007)

Registration Statement 333-137607

11,666,667 Shares

Common Stock

(excluding 1,750,000 shares to cover over-allotments)

On February 5, 2007, Switch and Data, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 to revise and update certain disclosures that had been provided in its Preliminary Prospectus dated January 25, 2007. Disclosures in the preliminary prospectus included in Amendment No. 5 to the Registration Statement related to stockholder litigation and appraisal rights that did not appear in the disclosure in the Preliminary Prospectus dated January 25, 2007 are set forth below.

Under the caption “Risk Factors—Risks Related to the Offering” on page 20 of the preliminary prospectus included in Amendment No. 5 to the Registration Statement, we included the two following updated Risk Factors:

Certain of our stockholders have sued us demanding appraisal rights in connection with our corporate reorganization.

Two of our stockholders filed a lawsuit against us in a Delaware state court on January 29, 2007. This lawsuit seeks a declaratory judgment that those of our predecessor’s stockholders who did not sign our predecessor’s fourth amended and restated investors agreement are entitled to appraisal rights with respect to our corporate reorganization. It also sought a preliminary injunction against our corporate reorganization and this offering until the appraisal rights issue was resolved. The plaintiffs sought expedited consideration for the preliminary injunction. On February 2, 2007, the Delaware court denied the plaintiff’s motion for expedited consideration. This denial was based upon our agreement that the plaintiffs, and any other holder of our predecessor’s capital stock who has not signed our predecessor’s fourth amended and restated investors agreement, may participate in the offering as a selling stockholder and not waive any right to an appraisal remedy (if any such right exists) with respect to the shares not sold by such stockholder, even if such stockholder has previously consented in writing to the corporate reorganization. Although the motion to expedite has been denied, thereby mooting the motion for preliminary injunction, the lawsuit remains outstanding.

The Delaware General Corporation Law (the “DGCL”) provides that stockholders have the right to seek an appraisal of their stock in connection with certain mergers. We believe that, under the DGCL, any of our predecessor’s stockholders who are not parties to the investors agreement and who do not consent to our corporate reorganization (and who are not subject to any other defenses) would have the right to seek an appraisal of their stock if our corporate reorganization is completed and all of the requirements of the DGCL are satisfied by such holders. One holder of the following approximate number of shares of our predecessor’s capital stock may not be a party to the investors agreement and may have the right to dissent from our corporate reorganization and seek to exercise appraisal rights: (i) 60,521 shares of Common Stock (or, approximately 0.1% of such class); (ii) 217,296 shares of Series B Common Stock (or, approximately 0.3% of such class); and (iii) 108,648 shares of Series C Redeemable Preferred Stock (or, approximately 0.3% of such class).

The fourth amended and restated investors agreement contains a waiver of appraisal rights in connection with a corporate reorganization. Although we intend to vigorously contest the Delaware lawsuit, we cannot assure you how the Delaware court will rule on the validity of such waivers. Holders of the following approximate number of shares of our predecessor’s capital stock signed prior versions of our predecessor’s investors agreement but did not sign our predecessor’s fourth amended and restated investors agreement: (i) 25,516,782 shares of Common Stock (or, approximately 60.3% of such class); (ii) 10,224,386 shares of Series B Common Stock (or, approximately 15.7% of such class); (iii) 5,786,358 shares of Series B Convertible Preferred Stock (or, approximately 26.2% of such class); (iv) 5,112,197 shares of Series C Redeemable Preferred Stock (or, approximately 15.7% of such class); (v) 1,640 shares of Series D-1 Preferred Stock (or, approximately 0.5% of such class); (vi) 706,258 shares of Series A Special Junior Stock (or, approximately 100% of such class); (vii) 265,033 shares of Series B Special Junior Stock (or, approximately 100% of such class); and (viii) 219,812 shares of Series C Special Junior Stock (or, approximately 100% of such class).

If any of the holders of our predecessor’s stock that have or may have appraisal rights satisfy the remaining requirements of the DGCL for assertion of such rights, and it is determined that such holders have not waived their appraisal rights, such holders would be entitled to receive payment equal to the fair value of their stock determined in accordance with the DGCL. We cannot assure you how the Delaware court will determine the fair value of our predecessor’s stock, and the values determined in an appraisal proceeding could result in substantial liabilities. If the fair value were determined to be at the midpoint of the range set forth on the cover of this prospectus, the fair value of all of the stock of all of the holders that have or may have appraisal rights would be approximately $29.0 million. Our credit facilities limit our ability to make payments in respect of our equity interests, including appraisal payments. If we are required to make such payments we would need to seek an amendment or waiver of our credit facilities. Failure to obtain an amendment or waiver could result in the acceleration of outstanding indebtedness under the credit facilities. The cost of any appraisal proceedings or payments, as well as the inability to borrow under, or the acceleration of, our credit facilities, could result in a material adverse effect on our liquidity. See “Business—Legal Proceedings” in the preliminary prospectus included in Amendment No. 5 for more information.

We may face additional litigation with certain of our stockholders.

Several years ago, we were sued by certain of our stockholders related to minority stockholder issues. As noted above, we were sued on January 29, 2007 by two of our minority stockholders. We have also recently received communications from other stockholders related to minority stockholder issues, including our corporate reorganization. Our predecessor’s capital needs necessitated a number of rounds of financing and the terms and conditions of such financing varied. The later rounds of financing generally contained more favorable terms for the investors than the earlier rounds. Although many of our predecessor’s stockholders hold multiple classes of stock, a number hold few or none of the classes that were issued in the later rounds. In particular, pursuant to an investors agreement between our predecessor and virtually all of its stockholders and under our predecessor’s certificate of incorporation, a formula is set forth establishing the amount of shares of common stock that the holders of each class of securities in our predecessor will receive in connection with our corporate reorganization. The result of the application of this formula is that holders of our predecessor’s Common Stock, Series B Common Stock and Series A, B and C Special Junior Stock will not receive any of our common stock or any other consideration in connection with our corporate reorganization and holders of our predecessor’s Series B Convertible Preferred Stock will receive less than their original investment in us. One stockholder has alleged that we are incorrectly allocating the merger consideration. Other stockholders have alleged that they were entitled to purchase shares in later rounds of financing and were wrongly refused this opportunity. It is possible that minority stockholders will commence litigation challenging our corporate reorganization, this offering or alleging some other damages. In such actions, stockholders might seek damages and other expenses and potentially other forms of relief, including, but not limited to, injunctive relief. Although we intend to vigorously oppose any litigation claims that may be raised, there is no assurance that we will prevail. If we do not prevail, the damages awarded and our other costs and expenses could be material and any injunctive relief awarded could cause significant or permanent delays in our corporate reorganization and the offering of our common stock contemplated in this prospectus. Even if we prevail, the distraction of management could result in a material adverse effect upon our business and results of operations, and we could incur substantial legal expenses.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.